No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice Concerning Changes in Representative Executive Officers, Directors and Officers.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: January 24, 2023

[Translation]

January 24, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Changes in Representative Executive Officers,

Directors and Officers

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Nominating Committee today made an internal decision on the following personnel changes in its Directors to become effective as of the date of the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2023, and that its Board of Directors today decided on personnel changes in its Representative Executive Officers, Executive Officers and Operating Officers to become effective as of April 1, 2023.

The personnel changes in Directors to become effective as of the date of the Ordinary General Meeting of Shareholders scheduled to be held in June 2023 shall be formally determined at that Ordinary General Meeting of Shareholders, and the personnel changes in Executive Officers to become effective as of such date shall be formally determined at a meeting of the Board of Directors scheduled to be held on that same day.

Particulars

1. Planned Personnel Changes in Representative Executive Officers

<As of April 1, 2023>

Persons to be or to retire Representative Executive Officers

Name	Current Title	New Title
Kohei Takeuchi	Director, Executive Vice President and Representative Executive Officer	Director

Shinji Aoyama	Director, Senior Managing Executive Officer	Director, Executive Vice President and Representative Executive Officer

Reason for personnel change:

To further accelerate our transformation into a company that can achieve new growth and new value creation under the new management structure.

2. Planned Personnel Changes in Directors

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2023>

Candidate for Director to be newly appointed

Name	Current Title	New Title
Noriya Kaihara	Managing Officer	Director, Senior Managing Executive Officer

Noriya Kaihara is scheduled to be promoted from Managing Officer to Senior Managing Executive Officer as of April 1, 2023.

Director to retire

Name	Current Title
Kohei Takeuchi	Director, Executive Vice President and Representative Executive Officer

3. Planned Personnel Changes in Executive Officers

<As of April 1, 2023>

Executive Officers to be newly appointed

Name	Current Title	New Title
Noriya Kaihara	Managing Officer	Senior Managing Executive Officer
Katsushi Inoue	Managing Officer	Senior Managing Executive Officer
Mitsugu Matsukawa	Managing Officer	Managing Executive Officer
Masayuki Igarashi	Managing Officer	Managing Executive Officer
Kensuke Oe	Managing Officer	Managing Executive Officer
Taro Kobayashi	Operating Executive	Managing Executive Officer
Manabu Ozawa	Operating Executive	Managing Executive Officer
Hironao Ito	Operating Executive	Managing Executive Officer
Eiji Fujimura	Operating Executive	Executive Officer

4. Planned Personnel Changes in Operating Officers

<As of April 1, 2023>

Operating Officers to retire

Name	Current Title
Hisao Takahashi	Senior Managing Officer
Yoshishige Nomura	Managing Officer

<For Reference>

Compositions of Directors and Officers as of April 1, 2023 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2023

Name	As of April 1, 2023	As of the date of the Ordinary General Meeting of Shareholders
Seiji Kuraishi	Chairman and Director	Chairman and Director
Toshihiro Mibe	Director, President and Representative Executive Officer	Director, President and Representative Executive Officer
Shinji Aoyama	Director, Executive Vice President and Representative Executive Officer*[1]	Director, Executive Vice President and Representative Executive Officer
Noriya Kaihara	Senior Managing Executive Officer*[2]	Director, Senior Managing Executive Officer*[2]
Kohei Takeuchi	Director	—
Asako Suzuki	Director	Director
Masafumi Suzuki	Director	Director
Kunihiko Sakai	Director*[3]	Director*[3]
Fumiya Kokubu	Director*[3]	Director*[3]
Yoichiro Ogawa	Director*[3]	Director*[3]
Kazuhiro Higashi	Director*[3]	Director*[3]
Ryoko Nagata	Director*[3]	Director*[3]
Katsushi Inoue	Senior Managing Executive Officer*[2]	Senior Managing Executive Officer
Mitsugu Matsukawa	Managing Executive Officer*[2]	Managing Executive Officer
Noriaki Abe	Managing Executive Officer	Managing Executive Officer
Keiji Ohtsu	Managing Executive Officer	Managing Executive Officer
Masayuki Igarashi	Managing Executive Officer*[2]	Managing Executive Officer
Kensuke Oe	Managing Executive Officer*[2]	Managing Executive Officer
Taro Kobayashi	Managing Executive Officer*[2]	Managing Executive Officer
Manabu Ozawa	Managing Executive Officer*[2]	Managing Executive Officer
Hironao Ito	Managing Executive Officer*[2]	Managing Executive Officer
Eiji Fujimura	Executive Officer*[2]	Executive Officer

*[1]	To be promoted
*[2]	To be newly appointed
*[3]	Outside Directors

Resume of Representative Executive Officer to be newly appointed

As of January 24, 2023

Shinji AOYAMA

Date of Birth:    December 25, 1963 (59 years old)

Professional Experience:

April	1986	Joined Honda Motor Co., Ltd.
April	2012	Operating Officer, Honda Motor Co., Ltd.
April	2013	Chief Officer for Motorcycle Operations, Honda Motor Co., Ltd.
June	2013	Operating Officer and Director, Honda Motor Co., Ltd.
April	2017	Chief Officer for Regional Operations (Asia & Oceania), Honda Motor Co., Ltd.
		President, Chief Executive Officer and Director, Asian Honda Motor Co., Ltd.
June	2017	Operating Officer, Honda Motor Co., Ltd. (resigned from position as Director)
April	2018	Managing Officer, Honda Motor Co., Ltd. Vice Chief Officer for Regional Operations (North America) , Honda Motor Co., Ltd.
		Senior Executive Vice President, Chief Operating Officer and Director, Honda North America, Inc.
		Senior Executive Vice President, Chief Operating Officer and Director, American Honda Motor Co., Inc.
November	2018	President, Chief Operating Officer and Director, Honda North America, Inc.
		President, Chief Operating Officer and Director, American Honda Motor Co., Inc.
April	2019	Chief Officer for Regional Operations (North America) , Honda Motor Co., Ltd.
		President, Chief Executive Officer and Director, Honda North America, Inc.
		President, Chief Executive Officer and Director, American Honda Motor Co., Inc.
July	2021	Managing Officer in Charge of Electrification, Honda Motor Co., Ltd.
October	2021	Managing Executive Officer, Honda Motor Co., Ltd.
April	2022	Senior Managing Executive Officer, Honda Motor Co., Ltd.
		Chief Officer for Business Development Operations, Honda Motor Co., Ltd.
		Corporate Brand Officer, Honda Motor Co., Ltd.
June	2022	Chief Officer for Automobile Operations, Honda Motor Co., Ltd. Director, Senior Managing Executive Officer, Honda Motor Co., Ltd.

Number of shares held : 35,900 shares

*	Current responsibilities in boldface